UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25



    [ ] Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 1996                      SEC FILE NUMBER Q-2549
                                                       CUSIP NUMBERS 05564F-10-3
[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
 For Period Ended:____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information

Full Name of Registrant                BRIA Communications Corporation

Former Name if Applicable              N/A

         Address of Principal Executive Office:
                  268 West 400 South
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)      The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         On September 10, 1996 the Company acquired Kingslawn Offset, Inc., a New York corporation ("Kingslawn") as its wholly owned subsidiary pursuant to a Stock Exchange Agreement. As a result of this transaction Kingslawn's operations must be consolidated on the Company's financial statements. Kingslawn's accountant is not expected to complete the financial statements before November 15, 1996. Much of the information in these financial statements is needed to prepare the financial statements required in the Form 10-QSB for the quarter ended September 30, 1996. Accordingly, the Company has been unable to file this Form 10 QSB within the prescribed time period.


         Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                    Richard Lifschutz          President        (801) 575-8073
                       (Name)                   (Title)       (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 (X ) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 (X ) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Prior to the Company's September 10, 1996 acquisition of Kingslawn, the Company was a development stage corporation with no active operations. Revenues for fiscal year 1995 were $128 compared to $535,737 for 1994. This sharp decline is due to the fact that the Company ceased all active operations on or about June 1994 and has since devoted its efforts to locating a suitable merger or acquisition candidate. Since its recent acquisition of Kingslawn, recorded revenues are estimated to be $170,000.


                         BRIA Communications Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 15, 1996          By:     /s/ Richard Lifschutz
                                       --------------------------
                                            Name: Richard Lifschutz
                                            Title:    President